Exhibit 99.46

Canopy Growth Completes Sale of Non-Core Subsidiary for $7.0 Million and Enters Three Year Product Supply Agreement

SMITHS FALLS, ON and TORONTO, Sept. 14, 2017 /CNW/—Canopy Growth Corporation (TSX:WEED) (“Canopy Growth” or the “Company”) is pleased to announce that it has completed a previously announced agreement with Cannabis Care Canada Inc. (“CCC”) to sell its wholly-owned subsidiary Mettrum (Bennett North) Ltd. (“Bennett Road North”), which is licensed by Health Canada under the Access to Cannabis for Medical Purposes Regulations (ACMPR) to produce and sell dried cannabis and cannabis oil.

CCC is financially backed by Laborers International Union of North America (“LiUNA”), North America’s single largest construction union with over 100,000 Canadian members. Under the terms of the agreement, CCC has paid the Company $7.0 million in cash to acquire Bennett Road North and entered into a three-year “take or pay” Supply Agreement with Canopy Growth for high quality dried flowers and refined cannabis resin, with the sale of product at Canopy Growth’s discretion.

As part of the transaction, CCC will assume all outstanding obligations associated with Bennett Road North. The main Mettrum Bowmanville facility, also on Bennett Road, is unaffected by this transaction. It is now in full production following post-acquisition retrofit and expansion work that has increased output by over 200%.

“Entering into an agreement of this scale with Cannabis Care Canada signals loud and clear that attitudes towards cannabis are transforming across mainstream society as workers and employers increasingly recognize the merits of medical cannabis over other existing alternatives,” said Bruce Linton, Chairman & CEO, Canopy Growth.

Bennett Road North will be renamed Starseed Medicinal Inc. (“Starseed”) a wholly-owned subsidiary of CCC, whose board members include Mr. G. Edmund King (former CEO and Chairman of Wood Gundy), Dr. Hugh E. Scully (previously president of both the Ontario and Canadian Medical Associations), and retired Major-General Lewis Mackenzie.

“Our business operates better when our members are able to treat their injuries without heightened risk of addiction, and we believe cannabis is a medicine that can treat many ailments, including the management of pain,” said Joseph Mancinelli, International VP of LiUNA. “Working in conjunction with Starseed, with high quality products produced by the Canopy Growth family of producers, we want to ensure medical cannabis treatment is available to all of our members and their families.”

Laborers International Union of North America (“LiUNA”), North America’s single largest construction union, is a shareholder of Cannabis Care Canada Inc. and will be working closely with Starseed on behalf of its members.

Here’s to (yes, we were actually working over the summer, and of course,) Future Growth.

About Canopy Growth Corporation

Canopy Growth is a world-leading diversified cannabis company, offering distinct brands and curated cannabis varieties in dried, oil and capsule forms. Through its wholly owned subsidiaries, Canopy Growth operates numerous state-of-the-art production facilities with over half a million square feet of GMP-certified indoor and greenhouse production capacity, all to an unparalleled level of quality assurance procedures and testing. Canopy Growth has established partnerships with leading sector names in Canada and abroad, with interests and operations spanning four continents. The Company is proudly dedicated to educating healthcare practitioners, providing consistent access to high quality cannabis products, conducting robust clinical research, and furthering the public’s understanding of cannabis. For more information visit www.canopygrowth.com.

About LiUNA

Established in 1903, The Labourers’ International Union of North America (L.i.U.N.A.) has been at the forefront of defending the rights of working men and women who have been unfairly treated by governments and industry. This union movement became a platform to enact change, where wrongdoings were addressed and the voice of the working people finally listened to. LiUNA remains an advocate for worker’s rights, as we continue to work together for the betterment of our members and for the men and women throughout Canada. LiUNA proudly represents over 110 000 members, building better communities across North America.

Notice Regarding Forward Looking Statements

This news release contains forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth Corporation, Tweed Inc., Tweed Farms Inc., Mettrum Health Corp., or Bedrocan Canada Inc. to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Examples of such statements include future operational and production capacity, the impact of enhanced infrastructure and production capabilities, and forecasted available product selection. The forward-looking statements included in this news release are made as of the date of this news release and Canopy Growth Corp. does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities legislation.

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Canopy Growth Corporation

View original content: http://www.newswire.ca/en/releases/archive/September2017/14/c6411.html

%SEDAR: 00029461E

For further information: Jordan Sinclair, Director of Communications, Jordan@canopygrowth.com, 613-769-4196, @CanopyGrowth; Investor Relations: Tyler Burns, Tyler.burns@canopygrowth.com, 855-558-9333 ex 122; Director: Bruce Linton, tmx@canopygrowth.com

CO: Canopy Growth Corporation

CNW 09:07e 14-SEP-17